SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6 )(1)

                              STAFF LEASING, INC.

                                (Name of Issuer)

                       Shares of Common ($.01 par values)

                         (Title of Class of Securities)

                                   008523811

                                 (CUSIP Number)

                                   BNP Paribas
                                 499 Park Avenue
                               New York, NY 10022
                                 (212) 415-9600

     Paul E. Glotzer, Esq.                           Anthony F. Essaye, Esq.
Cleary, Gottlieb, Steen & Hamilton            Clifford Chance Rogers & Wells LLP
      One Liberty Plaza                            607 Fourteenth Street, NW
      New York, NY 10006                           Washington, DC 20005-2018
        (212) 225-2000                                  (202) 434-0700



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
--------------------------------------------------------------------------------

                         (Continued on following pages)


                              (Page 1 of 48 Pages)

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.]

[1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

--------------------                                                ------------
CUSIP No. 0008523811                13D                             Page 2 of 48
================================================================================
1.   BNP Paribas IRS Identification No. 94-1677765
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of France
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0*
   EACH        -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
PERSON WITH         0*
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     BK
================================================================================
* BNP Paribas may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein through its ownership of Paribas North America, Inc. and Paribas Principal, Inc. Such indirect ownership of Staff Leasing, Inc. is not included above so as to avoid double counting.

--------------------                                                ------------
CUSIP No. 0008523811               13D                              Page 2 of 48
================================================================================
1.   Paribas North America, Inc. IRS Identification No. 13-1929559
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         212,500*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
PERSON WITH         212,500*
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     212,500*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
================================================================================
* In addition to this direct ownership, Paribas North America, Inc. may be deemed to be the beneficial owner of the Common Stock of Staff Leasing, Inc. reported herein by Paribas Principal, Inc. through its ownership of Paribas Principal, Inc. Such indirect ownership of Staff Leasing, Inc. is not included above so as to avoid double counting.

--------------------                                                ------------
CUSIP No. 0008523811                   13D                          Page 2 of 48
================================================================================
1.   Paribas Principal, Inc. IRS Identification No. 13-3529118
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of New York
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         1,822,706
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
PERSON WITH         1,822,706
               -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,822,706
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
================================================================================

     BNP Paribas (successor by merger of Paribas S.A. with and into Banque Nationale de Paris ("BNP") as of May 23, 2000), Paribas North America, Inc. ("PNA"), and Paribas Principal, Inc. ("PPI"), collectively the "Reporting Persons", hereby amend the report on Schedule 13D, dated March 19, 1999. This report was previously amended by Amendment No. 1 dated April 8, 1999, Amendment No. 2 dated April 22, 1999, Amendment No. 3 dated December 22, 1999, Amendment No. 4 dated April 7, 2000, and Amendment No. 5 dated July 28, 2000. The initial
Schedule 13D and the amendments thereto are collectively referred to herein as the "Schedule 13D", filed by BNP Paribas, Banque Nationale de Paris, PNA, PPI and Paribas in respect of the common stock, par value $.01 per share (the "Common Stock"), of Staff Leasing, Inc., a Florida corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D. The principal executive offices of the Company are located at 600 301 Boulevard West, Suite 202, Bradenton, FL 34205.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to reflect the change in the plan of the Reporting Persons regarding the Company, by deleting the paragraph of Item 4 commencing with the words: "Except as disclosed in this Item 4 ..." and inserting the following instead:

          "PPI and PNA, by an Asset Purchase Agreement dated May 22, 2000 (the "Agreement" attached hereto as Exhibit 6), have entered into an agreement with QCP Investors, LLC and QCP Investors II, LLC (collectively, "QCP") to sell in the aggregate 212,500 shares of Common Stock and warrants exercisable into 499,185 shares of Common Stock for nine hundred thirty-three thousand eight dollars ($933,008.00). As a condition precedent to the sale, PPI, PNA, and Quad-C Management, Inc. ("Quad-C") entered into an agreement dated July 31, 2000 (the "Investors Agreement") whereby PPI and PNA granted to Quad-C, a proxy with respect to an additional 212,500 shares of the Company's Common Stock and warrants exercisable into 499,185 shares of the Company's Common Stock still owned by PPI and PNA. This proxy is with respect to any vote, action by written consent or other action requested by the Company or Quad-C which is required or permitted under applicable law, and confers on Quad-C the sole and exclusive right to exercise PPI's and PNA's rights with respect to these shares and warrants. Confidential treatment has been requested as to portions of the Investors Agreement not relevant to the granting of the proxy with respect to the Company's Stock.

          Except as disclosed in this Item 4, none of the Reporting Persons has any current plan or proposals which relate to or in:

          (a) The acquisition by any such person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)  Changes  in  the  Company's   charter,   bylaws  or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) Any action similar to any of those enumerated above."

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to read as follows:

          "Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person. None of the Reporting Persons beneficially owns shares of any other class of capital stock of the Company.

                       Number of Shares        Number of Shares                             Percentage of
                      Beneficially Owned   Beneficially Owned with  Aggregate Number of  Class Beneficially
                     with Sole Voting and     Shared Voting and     Shares Beneficially       Owned (2)
         Name        Dispositive Power(1)     Dispositive Power            Owned

Reporting Persons(3)       2,035,206                  0                  2,035,206               9.4%
PPI(4)                     1,822,706                  0                  1,822,706               8.4%
PNA(5)                       212,500                  0                    212,500               1.0%
BNP Paribas(6)                     0                  0                          0               0.0%



          (1) Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

          (2) The percentages of Common Stock indicated in this table are based on the 21,701,762 shares of Common Stock outstanding as of March 31, 2000 as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

          (3) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, (ii) warrants to purchase 516,801 shares of Common Stock owned of record by PPI, and (iii) 212,500 shares of Common Stock owned of record by PNA.

          (4) Includes (i) 1,323,521 shares of Common Stock owned of record by PPI, and (ii) warrants to purchase 516,801 shares of Common Stock owned of record by PPI.

          (5) Includes 212,500 shares of Common Stock owned of record by PNA. PNA may also be considered the beneficial owner of the shares reported by PPI herein through its ownership of PPI. Such shares are not included in the table so as to avoid double counting.

          (6) The shares reported by PPI and PNA herein may be attributed to BNP Paribas through its ownership of PNA and PPI. Such shares are not included in the table so as to avoid double counting.

     To the best knowledge of PPI, PNA and BNP Paribas, no executive officer or director of PPI or PNA beneficially owns any securities of the Company except that certain executive officers and directors of PNA and PPI beneficially own an aggregate of 154,951 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and warrants exercisable into 153,569 shares of Common Stock (representing 0.7% of the outstanding shares of Common Stock) and have sole voting and dispositive power with respect thereto. The Reporting Persons do not have any reason to believe that any executive officer or director of BNP Paribas beneficially owns any securities of the Company although no actual inquiry of such persons has been made."

Item 7. Materials to be Filed as Exhibits.

     Item 7 is amended to add the following:

          "6. Asset Purchase Agreement dated May 22, 2000."

          "7. Investors Agreement dated July 31, 2000."*

* Portions of which have been omitted pursuant to a request for confidential treatment.

                                    SIGNATURE

     Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

August 10, 2000

                         BNP PARIBAS

                             By: M. S. Alexander
                                 -------------------------------
                                 Name:
                                 Title:



                         PARIBAS NORTH AMERICA, INC.

                             By: Donna Kiernam
                                 -------------------------------
                                 Name:
                                 Title:



                         PARIBAS PRINCIPAL, INC.

                             By: M. S. Alexander
                                 -------------------------------
                                 Name: M. S. Alexander
                                 Title: President

                         Exhibit Index

Exhibit No.              Description
-----------------------------------------

6.   Asset Purchase Agreement, dated May 22, 2000.

7.   Investors Agreement dated July 31, 2000.*

     * Portions of which have been omitted pursuant to a request for confidential treatment

                                                                       EXHIBIT 6


                            ASSET PURCHASE AGREEMENT

                                     BETWEEN

                             PARIBAS PRINCIPAL, INC.

                                       AND

                               QCP INVESTORS, LLC,

                                       AND

                              QCP INVESTORS II, LLC


                            DATED AS OF MAY 22, 2000

                                TABLE OF CONTENTS
                                                                            Page

1.   Purchase of Assets and Assumption of Liabilities..........................1
     1.1  Purchase of Assets...................................................1
2.   Purchase Price............................................................1
     2.1  Amount...............................................................1
     2.2  Allocation...........................................................1
3.   Closing Date; Cash Payment................................................2
     3.1  Closing..............................................................2
     3.2  Purchase Price.......................................................2
4.   Assignment of Rights......................................................2
5.   Representations and Warranties of Sellers.................................2
     5.1  Organization, Power, Standing and Qualification......................2
     5.2  Due Authorization....................................................3
     5.3  Freedom to Contract..................................................3
     5.4  Title to Assets......................................................3
     5.5  Litigation...........................................................3
     5.6  Brokers..............................................................4
6.   Representation and Warranties of Buyers...................................4
     6.1  Organization, Power and Standing and Qualified.......................4
     6.2  Due Authorization....................................................4
     6.3  Freedom to Contract..................................................4
     6.4  Litigation...........................................................4
     6.5  Brokers..............................................................4
     6.6  Purchase for Investment..............................................5
     6.7  Sophisticated Buyer..................................................5
     6.8  Management Agreement.................................................5
7.   Pre-Closing Covenants.....................................................5
     7.1  Regulatory and Other Approvals.......................................5
     7.2  SBA..................................................................5
8.   Conditions Precedent to Closing...........................................6
     8.1  Conditions Precedent to the Obligations of Buyers
           to Complete the Closing.............................................6
          (a)  Representations, Warranties and Covenants.......................6
          (b)  Consents, Waivers, Licenses, Filings, etc.......................6
          (c)  Injunction, etc.................................................6
          (d)  Assets..........................................................6

          (e)  Closing Certificate of Seller...................................6
          (f)  Investors Agreement.............................................6
          (g)  Purchase Agreements.............................................6
          (h)  Conversion of Non-voting Securities.............................7
     8.2  Conditions Precedent to the Obligations of Sellers
           to Complete the Closing.............................................7
          (a)  Representations, Warranties and Covenants.......................7
          (b)  Consents, Waivers, Licenses, Filings, etc.......................7
          (c)  Injunction, etc.................................................7
          (d)  Closing Certificate of Buyers...................................7
          (e)  Delivery of Funds...............................................7
          (f)  Investors Agreement.............................................7
          (g)  Purchase Agreements.............................................7
9.   Survival..................................................................7
     9.1   Survival of Representations and Warranties..........................7
     9.2   Exclusive Provisions; No Rescission.................................8
10.  Termination of Agreement..................................................8
     10.1  Termination.........................................................8
     10.2  Survival............................................................8
11.      Miscellaneous.........................................................8
     11.1  Certain Definitions.................................................8
     11.2  Expenses............................................................9
     11.3  Notices.............................................................9
     11.4  Publicity; Confidentiality.........................................10
     11.5  Entire Agreement...................................................11
     11.6  Waivers and Amendments.............................................11
     11.7  Governing Law......................................................11
     11.8  Binding Effect; No Assignment......................................11
     11.9  Counterparts.......................................................11
     11.10 Exhibits and Schedules.............................................11
     11.11 Headings...........................................................11
     11.12 Severability of Provisions.........................................11

                            ASSET PURCHASE AGREEMENT

     ASSET PURCHASE AGREEMENT ("Agreement") made this 22nd day of May, 2000 (the "Effective Date"), by and between Paribas Principal, Inc., a New York corporation, and Paribas North America, Inc., a Delaware corporation, each with offices at the address set forth in Section 11.3 ("Sellers") and each of QCP Investors, LLC and QCP Investor II, LLC, each a Delaware limited liability company with offices at the address set forth in Section 11.3 hereof (each a "Buyer" and collectively, the "Buyers").


WITNESSETH:

     WHEREAS, Sellers desire to sell, and Buyers jointly desire to purchase common stock and warrants as listed on Schedule 1.1 hereto owned by Sellers in Staff Leasing, Inc. (the "Portfolio Company"); and

     WHEREAS, certain terms used herein have the meanings ascribed to such terms in Section 11.1 hereof.

     NOW, THEREFORE, in consideration of the foregoing and of the respective promises, covenants, representations and warranties herein contained, it is agreed:

     1. Purchase of Assets and Assumption of Liabilities

          1.1 Purchase of Assets.

     On the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as herein defined), Sellers agree to sell, transfer, assign, convey and deliver to Buyers, and Buyers jointly agree to purchase, acquire and accept from Sellers, (a) in the proportions indicated on Schedule 1.1 hereto as Buyers may amend from time to time prior to the Closing (as herein defined), all of Sellers' right, title and interest in and to that portion of the securities issued by the Portfolio Company and owned by the Sellers as listed on Schedule
1.1 hereto, (b) the rights and obligations to the Assigned Contracts (as defined below) as more specifically detailed in Section 4 hereof (such assets, properties and rights are hereinafter collectively referred to as the "Assets"), free and clear of all liens and encumbrances except for those created by Buyers.

     2. Purchase Price.

          2.1 Amount. The aggregate purchase price (the "Purchase Price") for the Assets and the Assigned Contracts shall be $933,008 (the "Cash Payment"), payable at the Closing in the manner provided in Section 3.2.

          2.2 Allocation. The Purchase Price shall be allocated among each of the securities constituting the Assets on a schedule to be attached hereto as Schedule 1.1. Each of the parties hereto shall not, and shall not permit any of its Affiliates to, take a position (except as required pursuant to any Order) on any Tax Return, before any governmental agency charged with the collection of any Tax, or in any judicial proceeding, that is in any way inconsistent with the Purchase Price allocation determined in accordance with this Section 2.2.

     3. Closing Date; Cash Payment.

          3.1 Closing. The closing hereunder (the "Closing") shall take place at 10:00 a.m., New York time, at the offices of Clifford Chance Rogers & Wells LLP on June 30, 2000 or at such other date or at such other place or time as the parties may mutually agree upon, but not later than five (5) Business Days after all conditions under each Purchase Agreement (as defined herein) have been satisfied and/or waived (such date is hereinafter referred to as the "Closing Date").

          3.2 Purchase Price. At the Closing, Buyers will pay their respective portion of the Purchase Price by bank wire transfer in immediately available funds to a bank account designated in writing to Buyers by Sellers not less than two (2) Business Days before the Closing Date.

     4. Assignment of Rights.

          (a) At the Closing, Sellers shall assign, transfer and set over ("assign") unto the Buyers all of Seller's rights and obligations under each contract, debt instrument, warrant, agreement, arrangement and understanding between the Sellers and their affiliates, on the one hand and the Portfolio Company and/or its subsidiaries on the other. For the avoidance of doubt, the parties hereto intend that certain rights attached to the underlying securities that constitute both the Assets and any securities of the Portfolio Company retained by Sellers (the "Retained Assets") (i.e., (i) any anti-dilution protection or rights to receive other securities upon the exercise or conversion thereof in accordance with the applicable agreements, (ii) the right to receive distributions and/or principal and interest payments in respect thereof, and (iii) voting rights generally exercisable by all shareholders or all shareholders of a particular class) shall remain with the Retained Assets and the Assets, as applicable, and shall, with respect to the Retained Assets, be subject to the proxy granted to Quad-C (as herein defined) by Sellers in the Investors Agreement (as herein defined) until the termination thereof.

          (b) Upon the termination of the Investors Agreement, the Assignment shall be automatically revoked.

          (c) To the extent that the assignment hereunder by Sellers to Buyers of any Asset or Assigned Contract is not permitted or is not permitted without the consent of any third party, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach of or cause a loss of benefits thereunder. Sellers will use commercially reasonable efforts to obtain any and all such third party consents prior to the Closing; provided, however, that Sellers shall not be required to pay or incur any material cost or material expense to obtain any third party consent to sell any security constituting the Assets or assigning any contract constituting the Assigned Contracts.

     5. Representations and Warranties of Sellers. Each Seller represents and warrants to Buyers as follows:

          5.1 Organization, Power, Standing and Qualification. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York or Delaware, as applicable. Seller has all requisite corporate power and authority and all necessary licenses and permits to carry on its business as it has been and is currently being conducted, to own, lease and operate the property and assets used in connection therewith (including the Assets and the Assigned Contracts) and to enter into and perform this Agreement and the investors agreement to be entered into between Sellers and Quad-C Management, Inc., an affiliate of Buyers ("Quad-C"), as of the date of the Closing (the "Investors Agreement").

          5.2 Due Authorization. The execution and delivery by Seller of this Agreement and, at the Closing, the Investors Agreement, the performance by it of its obligations hereunder and thereunder, and the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been, and at Closing the Investors Agreement will be, duly executed and delivered by Seller and each does or will constitute the valid and binding obligation of Seller enforceable in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

          5.3 Freedom to Contract. Except as set forth on Schedule 5.3 hereto, the execution and delivery of this Agreement and the Investors Agreement do not or will not, and the consummation of the transactions contemplated hereby and thereby will not, (i) violate or conflict with the provisions of the certificate of incorporation or by-laws of Seller, each as amended,
     (ii) result in the imposition of any lien under, cause the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of, any note, indenture, mortgage, lease, guaranty or other agreement or instrument to which Seller is a party or by which the Seller is bound, (iii) result in a breach or violation by Seller of any of the terms, conditions or provisions of any Law or Order or (iv) except for filings under the HSR Act as described in Section 7.1 and the expiration of the applicable waiting period under the HSR Act, require any consent or approval of, filing with or notice to any Governmental or Regulatory Body.

          5.4 Title to Assets. Seller has, and at the Closing Seller will convey to Buyers, good title to all the Assets free and clear of any liens or encumbrances except as created by Buyers, including, without limitation, any agreement, understanding or restriction to which the Seller is a party or by which Seller is bound affecting the voting rights or other incidents of record or beneficial ownership pertaining to the Assets. Except as set forth in the Shareholders Agreement or on Schedule 5.4 hereto, there are no outstanding subscriptions, options, warrants, rights, puts, calls, commitments, conversion rights (other than the right to convert non-voting common stock to voting common stock), rights of exchange, plans or other agreements or commitments, contingent or otherwise, of any character to which the Seller is a party or by which Seller is bound providing for the purchase, redemption, acquisition or retirement by the Portfolio Company or any other Person of any of the Assets. In addition, except as set forth in the Shareholders Agreement or on Schedule 5.4 hereto, there are no rights, agreements, restrictions or encumbrances (such as preemptive rights, rights of first refusal, rights of first offer, proxies, voting agreements, voting trusts, registration rights agreements, shareholders agreements), nor any restrictions on the transferability or sale of such shares pursuant to any provision of law, contract or otherwise with respect to the purchase, sale or voting of the Assets (whether outstanding or issuable upon conversion, exchange or exercise of any other security of the Portfolio Company).

          5.5 Litigation.

          (a) There is no Action or Proceeding pending or, to the knowledge of Seller, threatened during the last twelve months against Seller which relates to the Assets which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

          (b) There is no Order to which Seller is subject which relates to the Assets and which has had or would reasonably be expected to have a Material Adverse Effect; and

          (c) Seller is not a party to any Action or Proceeding pending or, to the knowledge of such Seller, threatened, which, if adversely determined, would reasonably be expected to adversely affect or restrict the ability of Seller to consummate the transactions contemplated hereunder. There is no Order to which Seller is subject which would adversely affect or restrict the ability of Seller to consummate the transactions contemplated hereunder.

          5.6 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Buyers directly with Seller without the intervention of any Person on behalf of Seller and no fees are due to any finders or brokers as a result of the transactions contemplated hereby.

     6. Representation and Warranties of Buyers. Each Buyer represents and warrants to Sellers that:

          6.1 Organization, Power and Standing and Qualified. Buyer is a limited liability company duly formed, validly existing and in good standing as a limited liability company under the laws of the State of Delaware. Buyer has all requisite power and authority and all necessary licenses and permits to carry on its business as it has been and is currently being conducted, to own, lease and operate the properties and assets used in connection therewith and to be acquired pursuant hereto and to enter into and perform this Agreement and the Investors Agreement.

          6.2 Due Authorization. The execution and delivery of this Agreement and the Quad-C Management Agreement (as herein defined), by Buyer and the performance by it of its obligations hereunder and thereunder, and the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action the part of Buyer. This Agreement has been, and at the Closing, will be, duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

          6.3 Freedom to Contract. The execution and delivery of this Agreement and the Quad-C Management Agreement do not or will not, and the consummation of the transactions contemplated hereby or thereby will not,
     (i) violate or conflict with the provisions of the organizational documents of Buyer, each as amended, (ii) result in the imposition of any lien under, cause the acceleration of any obligation under, or violate or conflict with the terms, conditions or provisions of any note, indenture, mortgage, lease, guaranty or other agreement or instrument to which Buyer is a party or by which it or its assets are bound, (iii) result in a breach by Buyer of any of the terms, conditions or provisions of any Law or Order or (iv) except for filings under the HSR Act as described in Section 7.1 and the expiration of the applicable waiting period under the HSR Act, require any consent or approval of, filing with or notice to any Governmental or Regulatory Body.

          6.4 Litigation. Buyer is not a party to any Action or Proceeding pending, or, to the knowledge of such Buyer, threatened, which, if adversely determined, would reasonably be expected to adversely affect or restrict the ability of Buyer to consummate the transactions contemplated hereunder. There is no Order to which Buyer is subject which would adversely affect or restrict the ability of Buyer to consummate the transactions contemplated hereunder.

          6.5 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Sellers directly with Buyer without the intervention of any Person on behalf of Buyer and no fees are due to any finders or brokers as a result of the transactions contemplated hereby.

          6.6 Purchase for Investment. The allocable portion of the Assets to be acquired by Buyer will be acquired by Buyer for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Buyer understands that the allocable portion of the Assets to be acquired by Buyer are being offered in a transaction not involving any public offering, within the meaning of the Securities Act, that such Assets have not been and will not be registered under the Securities Act and that if it decides to resell, pledge or otherwise transfer such Assets, such Assets may be offered, resold, pledged or otherwise transferred only in accordance with any applicable securities laws of any applicable jurisdiction and the restrictions set forth in the legends on the certificates evidencing such Assets. Buyer acknowledges that it has had a full opportunity to conduct such financial, legal and other due diligence with respect to the Portfolio Companies and the proposed transaction and to ask questions of and receive answers with respect thereto as it has considered necessary to make an investment decision, and Buyer has availed itself of this opportunity to the full extent desired.

          6.7 Sophisticated Buyer In the normal course of its business or investing activities, Buyer invests in or purchases securities similar to the Assets, and it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing such securities. The Buyer is an "accredited investor" within the meaning of Rule 501(a) of the Securities Act. The Buyer is aware that it may be required to bear the economic risk of an investment in the Assets for an indefinite period of time and it is able to bear such risk for an indefinite period.

          6.8 Management Agreement. Buyers, by the Closing, shall have entered into an agreement (the "Quad-C Management Agreement") with Quad-C whereby Quad-C has agreed to manage (including the power to exercise all rights under the Assigned Contracts, to vote the Assets and to have full dispositive power to sell the Assets) the Assets.

     7. Pre-Closing Covenants

          7.1 Regulatory and Other Approvals. Each party will (a) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith and use all commercially reasonable efforts, as promptly as practicable to obtain all consents, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Bodies or any other Person required of it or its Affiliates to consummate the transactions contemplated hereby or under the Investors Agreement, (b) provide such other information and communications to such Governmental or Regulatory Bodies as such Governmental or Regulatory Bodies may reasonably request in connection therewith and (c) cooperate with the other party as promptly as practicable in connection with the foregoing. Each party will provide prompt notification to the other party hereto or its Affiliates when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given or denied; as applicable, and will advise the other party of any communications (and, unless precluded by Law, provide copies to each other party hereto of any such communications that are in writing, with any Governmental or Regulatory Body or any other Person regarding any of the transactions contemplated by this Agreement. In addition to and not in limitation of the foregoing, each party will (a) take promptly all actions necessary to make the filings required of it or its Affiliates under the HSR Act, (b) comply at the earliest practicable date with any request for additional information received by it or its Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) cooperate with the other party in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission, the Antitrust Division of the Department of Justice or state attorneys general.

          7.2 SBA. Sellers will use commercially reasonable efforts to take all actions required under the Small Business Administration Act, as amended and the rules and regulations thereunder pertaining to Small Business Investment Companies to effectuate the transactions contemplated herein.

     8. Conditions Precedent to Closing.

          8.1 Conditions Precedent to the Obligations of Buyers to Complete the Closing. The obligations of Buyers to enter into and complete the Closing are subject to the fulfillment on or prior to the date of Closing (the "Closing Date") of the following conditions, any one or more of which may be waived by Buyers in its sole discretion:

          (a) Representations, Warranties and Covenants. The representations and warranties of Sellers contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date except as expressly stated herein to be made as of a specified date. Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (b) Consents, Waivers, Licenses, Filings, etc. All consents, approvals, authorizations, licenses, registrations, declarations or filings shall have been obtained or made, as the case may be, in connection with the transactions contemplated herein (including, but not limited to the Assignment and the Investors Agreement). The applicable waiting period under the HSR Act in respect of the transactions contemplated hereby shall have expired.

          (c) Injunction, etc. At the Closing, there shall not be any Order outstanding against any party hereto or Law promulgated that prevents the consummation of, and no Action or Proceeding shall be pending or threatened against a party hereto or the Portfolio Company which questions the legality of, seeks to restructure or to restrain or prevent the consummation of, the transactions contemplated by this Agreement, the Investors Agreement or any of the conditions to the consummation of the transactions contemplated by this Agreement or the Investors Agreement or which, in the case of any such Order, Law or Action or Proceeding, would reasonably be expected to materially adversely affect Buyers' ability to consummate the transactions herein or have a Material Adverse Effect.

          (d) Assets. Sellers shall have delivered to Buyers, certificates, notes and other evidence of ownership representing the Assets, duly endorsed in blank or accompanied by stock powers duly endorsed by Seller with all necessary transfer tax and other relevant stamps affixed.

          (e) Closing Certificate of Seller. Sellers shall have delivered to Buyers certificates signed by an authorized officer of Seller, dated the Closing Date, as to the matters set forth in Section 8.1(a), (b) and (c) and in form and substance reasonably satisfactory to Buyers.

          (f) Investors Agreement. Sellers shall have executed and delivered to Buyers the Investors Agreement and shall have delivered to Quad-C any prepaid fee in accordance with Section 2.1(a) thereof.

          (g) Purchase Agreements. The asset purchase agreements (the "Purchase Agreements") between Paribas Principal, Inc. and Buyers dated as of the date hereof, relating to the sale of securities and/or debt instruments of certain companies from Paribas Principal, Inc. to Buyers, shall have been executed and delivered to the Sellers and shall have not been subsequently terminated. Additionally, the Closing hereunder and closing thereunder shall occur simultaneously.

          (h) Conversion of Non-voting Securities. Sellers shall have converted all non-voting securities it owns in the Portfolio Company to voting securities at or immediately after the Closing.

          8.2 Conditions Precedent to the Obligations of Sellers to Complete the Closing. The obligations of Sellers to enter into and complete the Closing are subject to the fulfillment on or prior to the Closing Date, of the following conditions, any one or more of which may be waived by Sellers in its sole discretion:

          (a) Representations, Warranties and Covenants. The representations and warranties of Buyers contained in this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date except as expressly stated herein to be made as of a specified date. Buyers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (b) Consents, Waivers, Licenses, Filings, etc. All consents, approvals, authorizations, licenses, registrations, declarations or filings shall have been obtained or made, as the case may be in connection with the transactions contemplated herein (including, but not limited to the Assignment and the Investors Agreement). The applicable waiting period under the HSR Act in respect of the transactions contemplated hereby shall have expired.

          (c) Injunction, etc. At the Closing, there shall not be any Order outstanding against any party hereto or Law promulgated that prevents the consummation, and no Action or Proceeding shall be pending or threatened against a party hereto or the Portfolio Company which questions the legality of, seeks to restructure or to restrain or prevent the consummation of, the transactions contemplated by this Agreement or the Investors Agreement or any of the conditions to the consummation of the transaction contemplated by this Agreement or the Investors Agreement or which, in the case of any such Order, Law or Action or Proceeding, would reasonably be expected to materially adversely affect the Seller's ability to consummate the transactions herein or have a Material Adverse Effect.

          (d) Closing Certificate of Buyers. Each Buyer shall have delivered to Sellers a certificate signed by an authorized officer of such Buyer, dated the Closing Date, as to the matters set forth in Section 8.2(a), (b) and
     (c) and in form and substance reasonably satisfactory to Sellers.

          (e) Delivery of Funds. Buyers shall have delivered to Sellers the Purchase Price in accordance with Section 3.2.

          (f) Investors Agreement. Quad-C shall have executed and delivered to Sellers the Investors Agreement.

          (g) Purchase Agreements. The asset purchase agreements (the "Purchase Agreements") between Sellers and Buyers dated as of the date hereof, relating to the sale of securities and/or debt instruments of certain companies from Sellers to Buyers, shall have been executed and delivered to the Sellers and shall have not been subsequently terminated. Additionally, the Closing hereunder and closing thereunder shall occur simultaneously.

     9. Survival.

          9.1 Survival of Representations and Warranties. The representations and warranties of each Sellers and Buyers contained in this Agreement will survive the Closing until the date which is one (1) year after the Closing Date; provided, however, that the representations and warranties set forth in

     Sections 5.4, 5.6, 6.5 and 6.6 shall survive until the applicable statue of limitations. No claim may be made against any party hereto and no party hereto shall have any liability to any other party hereto after the applicable survival period for a representation or warranty specified above shall have expired, except that, if a claim shall be made by a party hereto against another party hereto prior to the expiration of such survival period, then such survival period shall be extended as it relates to such claim until such claim has been satisfied or otherwise resolved as provided in this Section 9.1.

          9.2 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, neither Buyers nor Sellers are making any representation, warranty, covenant or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyers or Seller, after the consummation of the purchase and sale of the Assets contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby (except as contemplated in Sections 4 hereof or in the Investors Agreement).

     10. Termination of Agreement.

          10.1 Termination. This Agreement (i) may be terminated prior to the Closing by the mutual written consent of Sellers and Buyers, and (ii) shall automatically terminate if (a) the Closing has not occurred by the date that is ninety (90) days from the Effective Date or (b) any of the Purchase Agreements is terminated (unless such termination is waived by the mutual agreement of the parties hereto).

          10.2 Survival.  In the event this Agreement is terminated  pursuant to
     Section  10.1,  (i) this  Agreement  shall  become  null and void and of no further force and effect, except for the provisions of this Section 10.2 and Sections 4, 11.2, 11.3, 11.4, 11.7 and 11.12 and (ii) there shall be no liability on the part of the Sellers or Buyers or their respective officers, directors or Affiliates; provided, however, that if such termination shall result from the willful breach by a party of the provisions contained in this Agreement such party shall be fully liable for any and all damages, costs and expenses sustained or incurred by the other party hereto as a result of such breach.

     11. Miscellaneous.

          11.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

     "Action or Proceeding" means any action, suit, proceeding or arbitration by any Person, or any investigation or audit by any Governmental or Regulatory Body.

     "Affiliate,"   means  with   respect  to  any  Person,   any  other  Person
     controlling, controlled by or under common control with such first Person.

     "Business Day" means any day on which commercial banks are not authorized or required by law to close in New York, New York.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Governmental or Regulatory Body" means any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of any such government or political subdivision.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     "Law" means any law, statute, rule, regulation, ordinance and other pronouncement having the effect of law of the United States of America, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Body.

     "Material   Adverse  Effect"  means  a  material   adverse  effect  on  the
     properties,  assets,  business,  liabilities,   results  of  operations  or
     condition (financial or otherwise) of the Portfolio Company.

     "Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Body, in each case whether preliminary or final.

     "Person" means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental or Regulatory Body or other entity.

     "Securities Act" means the Securities Act of 1933, as amended and the rules and regulations of the Securities and Exchange Commission thereunder.

     "Tax" and "Taxes" means all taxes or other assessments imposed by any federal, state or local taxing authority, including income, excise, property, sales, use, ad valorem, and franchise taxes other than applicable Transfer Taxes.

     "Tax Return" means any return, report, information return, or other document (including any related or supporting information) filed or required to be filed with any federal, state or local governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

          11.2 Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated by this Agreement shall be consummated, each of the parties hereto shall pay its own expenses (including, without limitation, attorney's and accountants' fees and out-of-pocket expenses) incident to this Agreement and the transactions contemplated hereby.

          11.3 Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be given personally, sent by facsimile transmission or sent by prepaid air courier or certified registered mail, postage prepaid. Any such notice shall be deemed to have been given (a) when received, if delivered in person, sent by facsimile transmission and, in the case of facsimile, confirmed in writing within three (3) Business Days thereafter, or sent by prepaid air courier or (b) three (3) Business Days following the mailing thereof, if mailed by registered or certified first class mail, postage prepaid, return receipt requested, in any such case as follows (or to such other address or addresses as a party may have advised the other in the manner provided in this Section 11.3):

          If to Sellers:
          Paribas Principal, Inc.
          and Paribas North America, Inc.
          The Equitable Tower
          787 Seventh Avenue
          New York, NY  10019
          Attention:  Steve Alexander
          Facsimile:  (212) 841-2146

          and

          PAI (Paribas Affaires Industrielles)
          3 rue d'antin
          75002 Paris
          Attention:  Herve Couffin
          Facsimile:  (33-1) 42-98-04-62

          With a copy (which shall not constitute notice) to:

          Clifford Chance Rogers & Wells LLP
          607 Fourteenth Street NW
          Washington, DC 20005-2018
          Attention:  Anthony F. Essaye, Esq.
          Facsimile:  (202) 434-0800

          Clifford Chance Rogers & Wells LLP
          200 Park Avenue
          New York, New York    10166
          Attention:  Ronald M. Sanders, Esq.
          Facsimile:  (212) 878-8375

          If to Buyers:

          QCP Investors, LLC
          QCP Investors II, LLC
          c/o Quad-C Management, Inc.
          230 East High Street
          Charlottesville, VA  22902
          Attention:  Stephen M. Burns
                      Gary A. Binning
          Facsimile:  (804) 979-1145


          With a copy (which shall not constitute notice) to:

          White & Case, LLP
          1155 Avenue of the Americas
          New York, NY  10036
          Attention:  John M. Reiss, Esq.
          Facsimile:  (212) 354-8113.

          11.4 Publicity; Confidentiality. Except as may be required by Law, no publicity release or public announcement concerning this Agreement or the transactions contemplated hereby shall be made by Buyers or Sellers without advance approval thereof by each other party hereto. While this Agreement or the Investors Agreement is in effect and after this Agreement or the Investors Agreement terminates, each party hereto and its Affiliates shall keep confidential, and shall not disclose, the terms of this Agreement or the Investors Agreement to any other Person without the prior consent of each other party hereto unless (i) the disclosure is in response to legal order or subpoena, (ii) the terms are readily ascertainable from public or published information, or trade sources (without violation of the foregoing provisions of this sentence), (iii) the disclosure is (A) in connection with any Action or Proceeding in respect of this Agreement or (B) to a Governmental or Regulatory Body the filing with or consent of which is required in connection with the transactions contemplated by this Agreement , (iv) the disclosure is to any officer, director, employee, partner or agent of any party hereto or of any of its Affiliates or (v) to creditors or warrant holders of the Portfolio Company.

          11.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the Investors Agreement and the agreements, certificates and other documents delivered pursuant to this Agreement and the Investors Agreement contain the entire agreement among the parties with respect to the transactions described herein, and supersede all prior agreements, written or oral, with respect thereto.

          11.6 Waivers and Amendments. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

          11.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law. Any judicial proceeding brought against any of the parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto may be brought in the District Court for the Southern District of New York or in the courts of the State of New York located in New York City, and, by execution and delivery of this Agreement, each of the parties hereto accepts the exclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the Parties hereto waives the defense of an inconvenient forum to the maintenance of any such action or proceeding in such courts.

          11.8 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable by any party hereto without the prior written consent of the other parties hereto and any other purported assignment shall be null and void.

          11.9 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

          11.10 Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein. All references herein to Sections, subsections, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

          11.11 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

          11.12 Severability of Provisions. If any provision or any portion of any provision of this Agreement or the application of such provision or any portion thereof to any Person or circumstance, shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement, or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.



                                 PARIBAS PRINCIPAL, INC.

                                 By: /s/ Herve Couffin
                                     -------------------------------------------
                                     Name: Herve Couffin
                                     Title: Director



                                 PARIBAS NORTH AMERICA, INC.

                                 By: /s/ Donna Kiernam
                                     -------------------------------------------
                                     Name: Donna Kiernam
                                     Title: Chief Financial Officer



                                 QCP INVESTORS, LLC

                                 By: Quad-C Partners V, L.P., its sole member
                                 By: Quad-C Advisors V, LLC, its general partner



                                 By: /s/ Stephen M. Burns
                                     -------------------------------------------
                                     Name: Stephen M. Burns
                                     Title: Vice President



                                 QCP INVESTORS II, LLC

                                 By: /s/ Stephen M. Burns
                                     -------------------------------------------
                                     Name: Stephen M. Burns
                                     Title: Managing Member

                                  SCHEDULE 1.1
                                     ASSETS

     Type of Security            Number of Shares/Units of the Security       Allocated Purchase Price
     ----------------            --------------------------------------       ------------------------
                                      QCP         QCP       Total            QCP          QCP        Total
                                   Investors,  Investors                  Investors,   Investors
                                      LLC       II, LLC                      LLC        II, LLC

Common Stock, par value $.01 per    204,319      8,181    212,500(1)      $897,086     $ 35,921    $933,007
share                                                      Shares

Warrants to purchase shares of      479,966     19,219    499,185(2)      $   0.96     $   0.04    $   1.00
Common Stock, par value $.01 per                          Warrants
share, at an exercise price of
$7.24 per share

Total Purchase Price                                                                                $933,008

--------
(1)  Paribas North America, Inc. is the seller of the Common Stock.
(2)  Paribas Principal, Inc. is the seller of the Warrants.

                                  SCHEDULE 5.3

                               Freedom to Contract

     Warrant Agreement, dated as of July 1, 1995, between Staff Capital, L.P. and each of Banque Paribas and Pilgrim Prime Rate Trust.

     Warrant Agreement, dated as of November 3, 1993, between Staff Capital, L.P. and Banque Paribas.

     Warrant to purchase Common Stock of Staff Leasing, Inc., dated as of June 30, 1997, issued to Paribas Principal Incorporated.

     Warrant to purchase Common Stock of Staff Leasing, Inc., dated as of June 25, 1998, issued to Paribas Principal Incorporated.

                                  SCHEDULE 5.4

                                 Title to Assets

     Warrant Agreement, dated as of July 1, 1995, between Staff Capital, L.P. and each of Banque Paribas and Pilgrim Prime Rate Trust.

     Warrant Agreement, dated as of November 3, 1993, between Staff Capital, L.P. and Banque Paribas.

     Warrant to purchase Common Stock of Staff Leasing, Inc., dated as of June 30, 1997, issued to Paribas Principal Incorporated.

     Warrant to purchase Common Stock of Staff Leasing, Inc., dated as of June 25, 1998, issued to Paribas Principal Incorporated.

                                    EXHIBIT 7


*** Indicates that confidential information has been omitted.






                               INVESTORS AGREEMENT

                                     Between

                             Paribas Principal, Inc.

                                       and

                             Quad-C Management, Inc.

                                TABLE OF CONTENTS
                                                                            Page

1.   Rights and Duties of Quad-................................................1
     1.1  Duties and Rights of Quad-C..........................................1
     1.2  Additional Investments...............................................4
2.   Compensation..............................................................4
     2.1  Fees.................................................................4
     2.2  Expenses.............................................................5
3.   Term; Termination.........................................................5
     3.1  Term.................................................................5
     3.2  Termination Upon Default by Quad-C...................................5
     3.3  Termination Upon Change in Control of Quad-C.........................6
     3.4  Quad-C's Obligations after Termination...............................6
     3.5  Effect of Termination................................................6
4.   Inspection................................................................6
5.   Representations and Warranties............................................7
     5.1  Authorization and Enforceability.....................................7
     5.2  No Conflict/Consents.................................................7
     5.3  Good Standing........................................................7
     5.4  Compliance with Laws and Contracts...................................7
     5.5  Survivability........................................................8
6.   Covenants.................................................................8
     6.1  Affiliate Transactions...............................................8
     6.2  SBA Compliance.......................................................8
     6.3  Confidentiality......................................................8
     6.4  Notices..............................................................9
     6.5  Indemnification......................................................9
7.   Independent Contractor...................................................10
8.   Assignment; Successors and Assigns.......................................11
9.   No Partnership...........................................................11
10.  No Waiver................................................................11
11.  Approvals................................................................11
12.  Notices..................................................................11
13.  Applicable Law; Venue....................................................13
14.  Amendments...............................................................13
15.  Invalidation.............................................................13
16.  Captions.................................................................13

17.  Counterparts.............................................................13
18.  Other Business of Quad-C.................................................13

                               INVESTORS AGREEMENT

     This INVESTORS AGREEMENT (the "Agreement") dated as of the 31st day of July 2000, between Paribas Principal, Inc., a New York corporation ("PPI"), Paribas North America, Inc., a Delaware corporation ("PNA," and together with PPI, the "Sellers") and Quad-C Management, Inc. a Delaware corporation ("Quad-C").

     WHEREAS, PPI, PNA (in the case of Staff Leasing, Inc. only), QCP Investors, LLC and QCP Investors II, LLC, each an affiliate of Quad-C (the "Buyers"), have entered into separate asset purchase agreements, dated as of May 22, 2000 (the "Purchase Agreements") pursuant to which PPI has agreed to sell certain of its shares of voting and non-voting common stock, preferred stock, junior subordinated notes (including one-half of any accumulated unpaid dividends (including PIK dividends) accrued and unpaid interest (including PIK interest)) and warrants, as the case may be, of five companies (each a "Portfolio Company," and collectively, the "Portfolio Companies") and PNA has agreed to sell its 212,500 shares of common stock of Staff Leasing, Inc. as more fully described on
Schedule 1 hereto (such securities, together with any additional securities subsequently acquired by Quad-C, Buyers or their affiliates in the Portfolio Companies, being the "Quad-C Assets");

     WHEREAS, it is a condition precedent of each of the Purchase Agreements that the parties enter into this Agreement;

     WHEREAS, after the consummation of the transactions contemplated by the Purchase Agreements, PPI will continue to own securities in each of the Portfolio Companies and PNA will continue to own securities in Staff Leasing, Inc. as more fully described on Schedule 1 hereto (such securities, together with any additional securities subsequently acquired by Sellers or its affiliates in the Portfolio Companies, being the "Assets"); and

     WHEREAS, Sellers desire to permit Quad-C after the consummation of the transactions contemplated by the Purchase Agreements to exercise certain rights with respect to the Assets, subject to the terms and conditions provided herein, and Quad-C is willing to exercise such rights in its discretion;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained and intending to be legally bound thereby, Sellers and Quad-C hereby agree as follows:

          1. Rights and Duties of Quad-C.

          1.1 Duties and Rights of Quad-C. Quad-C agrees to perform and shall have the exclusive right to perform the following:

               (a) Sellers hereby grant to Quad-C with respect to all of the Assets a proxy (which is deemed to be coupled with an interest) (the "Proxy") for the term of this Agreement with respect to any vote, action by written consent or other action requested by a Portfolio Company or Quad-C, which is required or permitted under applicable law or under the terms of the securities constituting the Assets, and Quad-C shall have the sole and exclusive right to exercise Seller's rights under the terms of each Assigned Contract (as defined in the Purchase Agreements), including, but not limited to the nomination of, and voting for, any directors of the Board of Directors of each Portfolio Company and their respective subsidiaries (and any related committee thereof) and the exercise (in Quad-C's sole discretion) of any consent, veto or other similar right to any transaction or action a Portfolio Company and/or its subsidiaries may enter into or take or otherwise; provided, however, (i) in each case Quad-C shall vote, consent, or takes such other action with respect to, Quad-C Assets in the same manner as it votes, consents, or takes such other action with respect to the Assets and (ii) ***. The Proxy shall only terminate and be revoked upon the termination of this Agreement in accordance with Sections 3.2 and 3.3 hereof.

          (b) ***

          (c) To determine whether to make an additional investment in a Portfolio Company and, with respect to any such investment opportunity, to act in accordance with Section 1.2 hereof.

          (d) ***

          (e) Sellers acknowledge and agree that Quad-C shall be entitled to prosecute on behalf of Sellers and the Buyers any indemnity or other claim Sellers may have against the Portfolio Companies and/or any other party who sold Sellers securities of the Portfolio Companies, pursuant to the terms of a subscription, purchase, merger, and/or other similar acquisition agreement and/or related agreement thereto pursuant to which Sellers acquired the Assets and the Quad-C Assets and any recovery thereunder shall be shared pro rata (based on the underlying securities of the relevant
     Portfolio Company purchased by the Buyers pursuant to the Purchase Agreements and retained by Sellers as of the date hereof) between the Buyers and Sellers.

          (f) If any third party consent to the sale of the Quad-C Assets or assignment of the Assigned Contracts (as defined in each Purchase Agreement) is not obtained prior to the date hereof, Sellers will cooperate with Buyers in any reasonable arrangement required by Buyers designed to provide Buyers with the benefits and obligations under the applicable Asset and Assigned Contracts, and to allow Quad-C to exercise all of the rights under the Assigned Contracts and under this Agreement. Without limiting the generality of the foregoing, Sellers agree during the term of this Agreement, at the direction of Quad-C, to enforce for the benefit of Buyers any and all rights of Sellers against any other Person arising out of breach or cancellation by such other Person under such Assigned Contracts including, if so requested by Quad-C, acting as an agent on behalf of Buyers, or taking such other action as Quad-C shall otherwise reasonably request including, but not limited to, (i) nominating persons selected by Quad-C to serve on the Boards of Directors of the Portfolio Companies and their respective subsidiaries (and any related committees thereof), (ii) exercising any consent, veto or other similar rights Sellers may have with respect to any transaction or other action any Portfolio Company and/or any of their respective subsidiaries may enter into or take as so directed by Quad-C in its sole discretion, (iii) entering into any amendment, consent or waiver under such Assigned Contracts, (iv) exercising any registration rights on behalf of Quad-C, Buyers, and Sellers as so directed by Quad-C,
     (v) exercising any rights of first-offer for the benefit of Quad-C, Buyers and Sellers, (vi) exercising any drag-along or similar right for the benefit of Quad-C, Buyers and Sellers, (vii) accelerating any debt instruments that may from time to time be included in the Assets and Quad-C Assets as directed by Quad-C and (viii) otherwise taking such other actions with respect to the Assets, Quad-C Assets and the Assigned Contract, so as to enable Quad-C to exercise its rights under this Agreement including affording Quad-C the ability to sell the Assets on the same basis as it sells Quad-C Assets and to make all decisions with respect to the Portfolio Companies.

     1.2 Additional Investments.

          (a) Quad-C shall, in connection with any additional investment it and/or any of its affiliates determines to make in a Portfolio Company (including through the exercise of any preemptive rights), prepare and submit a written notice of its intention to make such additional investment and invite PPI, and PNA with respect to Staff Leasing, Inc. only, to co-invest with Quad-C and/or such affiliate. Such notice shall describe (i) the number and type of securities to be acquired, (ii) the price thereof, (iii) the financing for such acquisition, if any, (iv) the expected timing of such investment and the other material terms and conditions upon which Quad-C contemplates making such investment, (v) the business purpose of the investment, and (vi) pro forma budgets and forecasts for the Portfolio Company upon the consummation of the proposed investment (it being understood that Quad-C shall not have any liability whatsoever to PPI or PNA, as the case may be, and/or their officers, directors, partners, employees, agents and affiliates with respect to such budgets and forecasts) and PPI or PNA, as the case may be, shall have fifteen (15) business days to respond to the notice and elect to participate in the proposed transaction. If PPI or PNA, as the case may be, has not so responded at the end of such period, Sellers shall be deemed to have rejected the proposal.

          (b) If PPI or PNA, as the case may be, agrees to participate, Quad-C and/or such affiliate will negotiate definitive documentation with respect to such investment and shall supervise the closing of such investment. The investment will be allocated between PPI or PNA, as the case may be, and Quad-C and/or such affiliate in the same proportion as their then current ownership interest in the particular Portfolio Company.

          (c) If PPI or PNA, as the case may be, declines to participate in such transaction, or is deemed to decline to so participate, Quad-C and/or such affiliate may still consummate the transaction. * * *

     2. Compensation.

     2.1 Fees.

          (a) Quad-C shall only receive, pursuant to the Purchase Agreements, the assignment of all fees (but not including any dividends or other distributions declared and/or paid on any of the Assets after the date hereof) (the "Fees") payable by the Portfolio Companies to PPI as listed on
     Schedule 4 hereof pursuant to the various shareholder agreements, advisory services agreements, and financial services advisory agreements listed on
     Schedule 4(a) hereof (the "Portfolio Agreements"), which Fees shall be pro-rated for the current year; provided, however, that PPI has no personal liability or responsibility to personally pay the Fees, other than Fees received by PPI from a Portfolio Company which should have been paid to Quad-C pursuant to this Agreement (including any fees which have been prepaid for the period (or any portion thereof) after the date hereof which fees shall be paid to Quad-C upon the execution of this Agreement). PPI acknowledges that if payments of the fees to Quad-C is restricted pursuant to any contract, agreement or understanding between the Portfolio Company and any other person, that such Fees shall accrue and be payable to Quad-C as soon as permissible under any such agreement, contract or understanding (which may be upon the sale of the Portfolio Company).

          (b) ***

          (c) ***

     2.2 Expenses. ***

     3. Term; Termination.

          3.1 Term. The term of this Agreement shall commence on the date hereof and shall continue so long as Sellers continue to own any Asset.

          3.2 Termination Upon Default by Quad-C. Sellers shall jointly have the right to terminate this Agreement, upon written notice thereof given to Quad-C, in the event of (a) Quad-C's

     (i) filing a petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other applicable federal, state or foreign bankruptcy or other similar law, or (ii) consenting to the institution of proceedings thereunder or to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) of Quad-C or of any substantial part of its properties or assets, or (iii) the liquidation, dissolution or winding up of Quad-C; or
     (b) a material default by Quad-C in the performance of or in compliance with any of the material covenants or agreements of Quad-C, the Buyers, or their affiliates contained in this Agreement (including, without limitation, the conviction of fraud or willful misconduct of Quad-C in a court of competent jurisdiction), if such material default shall continue for a period of thirty (30) days after written notice thereof shall have been given to Quad-C by Sellers; provided, however, that (i) Quad-C shall have no right to cure any default resulting from Quad-C's fraud, willful misconduct or gross negligence or if such default is not capable of being cured (ii) Quad-C shall have such longer period of time not to exceed an additional sixty (60) days, to cure such default if such default is not capable of being cured within thirty (30) days but is capable of being cured in such longer period and Quad-C has commenced such cure within thirty (30) days and is diligently pursuing such cure and (iii) Quad-C shall have such longer period of time to cure such default if such default is not capable of being cured within the ninety (90) day period specified in subclause (ii) above unless such breach is a result of an act not in the reasonable control of Quad-C not resulting from Quad-C's fraud, willful misconduct or gross negligence (including, but not limited to, the bankruptcy, liquidation or assignment for the benefit of creditors of any Portfolio Company, any general cessation of trading in the financial markets, any general banking moratorium, war, hostilities, revolution, natural disasters, and other acts of God), in which case, Quad-C shall have a reasonable time to cure such breach provided Quad-C is diligently pursuing such cure.

     3.3 Termination Upon Change in Control of Quad-C. ***

     3.4 Quad-C's Obligations after Termination.

          (a) For a period of ninety (90) days after such termination, Quad-C shall make itself available to consult with Sellers or any other person or persons designated by Sellers with respect to the Assets.

     3.5 Effect of Termination. If this Agreement is terminated for any reason other than pursuant to Section 3.2(b) (other than by reason of a violation of subclause (i) of the proviso of the first sentence of Section 1.1(a) * * *.

     4. Inspection. Quad-C will keep at its principal office and will make available to representatives and agents of Sellers, for inspection and copying, at their reasonable request and during normal business hours and upon reasonable notice, copies of all documents and financial records which are relevant to the Assets and which are received by Quad-C in connection with the performance of its duties under this Agreement (including for a ninety (90) day period following the termination of this Agreement.) If requested by Sellers, Quad-C shall promptly furnish copies of such documents directly to Sellers; provided that the cost of providing such copies is reasonable in the sole discretion of Quad-C and if the cost is not reasonable, Quad-C shall furnish such copies at the expense of Sellers.

     5. Representations and Warranties. Each of PPI, PNA and Quad-C (the "Parties," and individually, a "Party") jointly represent and warrant to each other the following:

     5.1 Authorization and Enforceability. Such Party has all requisite power and authority under applicable law to execute and deliver this Agreement and any agreement related hereto and to perform its obligations hereunder and or under such agreements and to consummate and perform the transactions contemplated hereby or thereby. This Agreement has been duly authorized, executed and delivered by such Party and constitutes a valid and binding agreement of such party enforceable against such Party in accordance with its terms except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding brought in equity or at law).

     5.2 No Conflict/Consents. The execution, delivery and performance of this Agreement and any other agreement related hereto by such Party and the consummation of the transactions contemplated hereby and thereby do not, and will not, violate or be in conflict with, or constitute a breach of or default (or an event which, with notice or lapse of time or both, would constitute a default) under the terms of any applicable law, order, judgement, instrument, or any contract, license, organizational documents or other agreement to which such Party is a party or by which such Party, or the Assets or Quad-C Assets are bound or that would prevent the consummation or performance of the transactions contemplated hereby, and except as specifically provided for herein, no consent or approval is necessary in order to permit such Party to execute and deliver this Agreement and perform its duties and obligations hereunder.

     5.3 Good Standing. Such Party is duly organized, validly existing and in good standing in the state of its formation, with full power and authority to own its assets and carry on its business. Such Party is duly qualified and licensed in each jurisdiction in which the character or location of assets owned, leased or operated by it or the business conducted by it makes such qualification or licensing necessary except where the failure to be duly qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on Sellers or, as the case may be, Quad-C or on the ability of Sellers or, as the case may be, Quad-C to perform its respective obligations under this Agreement.

     5.4 Compliance with Laws and Contracts. Such Party will comply, and will cause its affiliates to comply, in all material respects with (i) all applicable laws and regulations in connection with the transactions contemplated herein,
(ii) the provisions of this Agreement, the Purchase Agreement and the Assignment Agreement, (iii) all agreements and instruments by which the Parties, the Portfolio Companies or the Assets or Quad-C Assets are bound, (iv) all applicable decrees, orders and judgments and (v) all required approvals, permits and licenses. If at any time any authorization, consent, approval, permit or license from any third-party or officer, agency or instrumentality of any government shall become necessary or required in order to consummate and perform the transactions contemplated hereby, such Party will promptly take or cause to be taken all reasonable steps within its power to obtain such authorization, consent, approval, permit or license.

     5.5 Survivability. The representations and warranties of the Parties under this Section 5 shall survive the execution and delivery of this Agreement.

     6. Covenants.

     6.1 Affiliate Transactions. Except for the transactions contemplated by any other agreement, arrangement or understanding between Quad-C and/or its affiliates and the Portfolio Companies entered into prior to the date hereof and listed on Schedule 5 hereto, Quad-C hereby covenants that it may not, nor shall it permit any of its affiliates to enter into any transaction involving the Assets or the Portfolio Companies or any of their affiliates other than ordinary commercial transactions involving the routine sale of goods or services on market terms and other than the transactions contemplated by this Agreement without obtaining the consent of Sellers.

     6.2 SBA Compliance. Quad-C shall allow PPI, and PPI agrees to use its reasonable best efforts, to promptly take any and all actions as are reasonably necessary to permit PPI to comply with the Small Business Administration Act and the rules and regulations thereunder (the "SBA Rules") in connection with its ownership of any of the Assets or any of the securities comprising the Assets. After taking such actions, in the event PPI is unable to comply with the SBA Rules, it shall have a right to terminate this Agreement with respect to such Asset or security with which it is not in compliance with the SBA Rules and PPI and Quad-C will rely on other agreements (including, but not limited to any existing shareholders agreement to which PPI and any Portfolio Company is a party) and/or use good faith efforts to enter into other agreements that comply with the SBA rules in order to provide Quad-C and PPI with substantially the same benefits, obligations and protections contained herein.

     6.3 Confidentiality. Each of the parties hereto hereby agrees that throughout the term of this Agreement it shall keep (and shall cause its directors, officers, partners, employees, representatives and outside advisors and its affiliates to keep) the terms of this Agreement and all non-public information relating to any of the Portfolio Companies (including any such information received prior to the date hereof) confidential except information which (i) becomes known to such party from a source, other than a Portfolio Company, its directors, officers, partners, employees, representatives or outside advisors pursuant to the terms of this Agreement, which source is not known to be obligated to such Portfolio Company to keep such information confidential or (ii) becomes generally available to the public through no breach of this Agreement by any party hereto. Each of the parties hereto agrees that such non-public information will not be used by such party or its directors, officers, partners, employees, representatives, outside advisors or affiliates either to compete with any Portfolio Company or to conduct itself in a manner inconsistent with the antitrust laws of the United States or any State. Notwithstanding the foregoing, a party hereto may disclose non-public information (a) to a creditor or warrant holder of the Portfolio Company or (b) if required to do so by a court of competent jurisdiction or by any governmental agency, provided, however, that prompt notice of such disclosure be given to the other party prior to the making of such disclosure so that such party may seek a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained, the party hereto required to disclose the non-public information will disclose only that portion which such party is advised by opinion of counsel is legally required to be disclosed and will request that confidential treatment be accorded such portion of the non-public information.

     6.4 Notices. Quad-C shall promptly and in any case within ten (10) Business days of learning of the same, notify Sellers in writing of (i) any breach of this Agreement, the Purchase Agreement or the Assigned Contracts, (ii) any material change in control of Quad-C or any Portfolio Company, (iii) the termination of any Senior Executive or the nomination of, or removal of, any director from the Board of Directors of any Portfolio Company or any of its subsidiaries (or any related committee thereof), (iv) of the bankruptcy, liquidation or dissolution of Quad-C or any Portfolio Company, (v) any sale of any Asset or Quad-C Asset, (vi) Quad-C shall routinely notify PPI as of any votes, consents or other actions (including nominations and votes for directors on the Board of Directors of a Portfolio Company, its subsidiaries or any related committee thereof) taken with respect to the Assets, Quad-C Assets and the Assigned Contracts and (vii) of any material marketing, negotiation and sales activities with respect to the Assets, Quad-C Assets or the Portfolio Companies and any other material actions of, or events concerning, the Portfolio Companies. Quad-C shall keep Sellers informed with reasonable promptness of (i) any material offer received or expression of interest to purchase all or any portion of the Assets, Quad-C Assets, or the Portfolio Companies or (ii) any material litigation relating to the Assets, the Quad-C Assets, Quad-C (but only in connection with the services rendered hereunder) or any Portfolio Company.

     6.5 Indemnification.

          (a) BNP Paribas ("BNP") and Sellers shall jointly indemnify, to the fullest extent permitted by law, the Manger, its officers, directors, partners, employees, affiliates and agents, and any successors thereto (and any officers, directors, partners, employees, affiliates and agents of such successors) (each, a "Quad-C Indemnified Person," and collectively the "Quad-C Indemnified Persons") harmless from any liability (whether fixed or unfixed, liquidated or unliquidated), actual or punitive damage, deficiency, demand, claim, suit, action or cause of action (and any investigation in connection therewith), fine, penalty, loss, cost or expense, including, without limitation, reasonable attorneys' fees and expenses ("Damages"), incurred or suffered as a result of, or in connection with, or arising out of (i) the transactions contemplated by this Agreement and the Purchase Agreements (including, but not limited to, any sale of any of the Assets by Quad-C on behalf of Sellers) or (ii) any other actions taken by Quad-C hereunder, except if such Damages are determined by a court of competent jurisdiction to be the result of gross negligence, fraud, intentional misconduct on the part of Quad-C or the material breach of any obligation hereunder. Without limiting the generality of the foregoing and in addition thereto, BNP and Sellers shall also jointly indemnify and hold harmless each Quad-C Indemnified Party against any and all Damages resulting from any claim, suit, action or cause of action (and any investigation in connection therewith) by any officer, director, partner, employee, affiliate and agent of BNP and/or Sellers and/or any participant in BNP's and/or each Seller's "carried interest" program or other compensation arrangement between BNP and/or Sellers and such person or persons that relate to or involve any of the Assets or Quad-C Assets, which claim, suit, action or cause of action (and any investigation in connection therewith) results from, or is in connection with or arises out of the transactions contemplated by this Agreement and the Purchase Agreements (including, but not limited to, any sale of any of the Assets by Quad-C on behalf of PPI). Quad-C Indemnified Persons shall first pursue any claim for indemnification under this Section 6.5(a) against Sellers, and to the extent it recovers less than the full amount of its Damages or if Sellers do not have sufficient liquid assets to satisfy any such indemnity claim, BNP shall pay such shortfall.

          (b) Quad-C shall indemnify, to the fullest extent permitted by law, BNP, Sellers, their officers, directors, partners, employees, affiliates and agents, and any successors thereto (and any officers, directors, partners, employees, affiliates and agents of such successors) (each, a "Seller Indemnified Person," and collectively the "Seller Indemnified Persons" and collectively with Quad-C Indemnified Parties, the "Indemnified Parties") harmless from any Damages ("Damages"), incurred or suffered as a result of, or in connection with, or arising out of (i) the gross negligence, fraud or intentional misconduct on the part of Quad-C in connection with any action taken by Quad-C hereunder.

          (c) Any Indemnified Party entitled to indemnification under the provisions of this Section 6.5 shall (i) give prompt notice to the indemnifying party of any claim, suit, action or cause of action (and any investigation in connection therewith) with respect to which it seeks indemnification, (ii) be entitled to defend (and settle) such claim, suit, action or cause of action (and any investigation in connection therewith) and (iii) be entitled to the advancement of expenses to the full extent contemplated in this Section 6.5 in connection with any such claim, suit action, or cause of action (and any investigation in connection therewith).

          (d) If for any reason the foregoing indemnify is unavailable, then indemnifying party shall contribute to the amount paid or payable by the Indemnified Party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the Indemnified Party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the Indemnified Party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the Indemnified Party on the other but also the relative fault of the indemnifying party and the Indemnified Party as well as any other relevant equitable considerations.

          (e) Notwithstanding anything to the contrary contained herein, BNP's and Sellers' aggregate liability under Sections 6(a) and (d) hereunder shall be limited to * * *.

     7. Independent Contractor. At all times during the term of this Agreement, Quad-C and its agents and employees, shall be and act as independent contractors and shall not be nor be deemed to be employees of Sellers.

     8. Assignment; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the Indemnified Parties, and shall not be assignable.

     9. No Partnership. Nothing in this Agreement shall be construed as creating a Partnership or joint venture between Sellers and Quad-C with respect to the use, operation or sale of all or any portion of the Assets.

     10. No Waiver. No failure or delay on the part of any party in exercising any right, privilege, power, or remedy under this Agreement, and no course of dealing shall operate as a waiver of any such right, privilege, power or remedy; nor shall any single or partial exercise of any right, privilege, power or remedy under this Agreement preclude any other or further exercise of any such right, privilege, power or remedy or the exercise of any other right, privilege, power or remedy. No waiver shall be asserted against any party unless signed in writing by such party. The rights, privileges, powers and remedies available to the parties are cumulative and not exclusive of any other rights, privileges, powers or remedies provided by statute, at law, in equity or otherwise. Except as provided in this Agreement, no notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in any similar or other circumstances or constitute a waiver of the right of the party giving such notice or making such demand to take any other or further action in any circumstances without notice of demand.

     11. Approvals. Each of Quad-C and Sellers shall act promptly and reasonably in exercising its right to approve or disapprove of any document, proposal, report, selection or other request submitted to it for approval under the terms of this Agreement.

     12. Notices. Any notices, demand, report, consent, instruction, approval, waiver or other communication (collectively "Notice") required or permitted to be given pursuant to any provisions of this Agreement, shall be deemed duly given only when in writing, signed by or on behalf of the person giving the same, and either (i) personally delivered (with receipt acknowledged), (ii) sent by telefax (with appropriate fax generated confirmation of receipt), (iii) sent by registered or certified mail, return receipt requested, postage prepaid, addressed to the person or persons to whom such Notice is to be given, or (iv) sent by any nationally known overnight delivery service, in each case at the address set forth for such party below, or at such other address as shall have been set forth in a Notice sent pursuant to the provisions of this Section 12:

          To Quad-C and Buyers :

          Quad-C Management, Inc.
          230 East High Street
          Chartlottesville, VA 22902
          Fax: (804) 979- 1145
          Attention: Stephen M. Burns
                     Gary A. Binning
          with a copy (which shall not constitute notice) to:

          White & Case, LLP
          1155 Avenue of the Americas
          New York, NY  10036
          Attention: John M. Reiss, Esq.
          Facsimile: (212) 354-8113.


          To Sellers:

          Paribas Principal, Inc.
          and Paribas North America
          The Equitable Tower
          787 Seventh Avenue
          New York, NY  10019
          Attention: Steve Alexander
          Facsimile: (212) 841-2146

          and

          PAI (Paribas Affaires Industrielles)
          3 rue d'antin
          75002 Paris
          Attention: Herve Couffin
          Facsimile: (33-1) 42-98-04-62


          with a copy (which shall not constitute notice)  to:

          Clifford Chance Rogers & Wells LLP
          607 Fourteenth St., N.W.
          Washington, DC 20005
          Fax: (202) 434-0800
          Attention: Anthony F. Essaye, Esq.

          Clifford Chance Rogers & Wells LLP
          200 Park Avenue
          New York, NY 10166
          Fax: (212) 878-8375
          Attention: Ronald M. Sanders, Esq.

     Notwithstanding any provision herein to the contrary, any routine reports required by this Agreement to be submitted to Sellers at specified times may be sent by first-class mail. All Notices shall be deemed given when properly sent. The time to respond to any such Notice shall run from the date (i) when received or receipt is refused, or (ii) upon failure of delivery because notice of a change of address has not been given in accordance with the terms of this
Section 12.

     13. Applicable Law; Venue. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without reference to any conflict of law or choice of law principles of any State that might apply the law of another jurisdiction. Each of the parties hereto hereby irrevocably agrees that the courts of the State of New York located in New York City and the District Court for the Southern District of the State of New York shall have exclusive jurisdiction in connection with any actions or proceedings arising between the parties under, relating to, arising out of or in connection with this Agreement. Each of the parties hereby irrevocably consents and submits to the jurisdiction of said courts for any such action or proceeding and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each of the parties hereby waives the defense of an inconvenient forum to the maintenance of any such action or proceeding in said courts.

     14. Amendments. This Agreement may not be amended, modified, discharged or changed in any respect whatsoever, except by a further agreement in writing duly executed by the parties hereto.

     15. Invalidation. Invalidation or unenforceability of any one or more of the provisions of this Agreement shall in no way affect any of the other provisions hereof, which shall remain in full force and effect.

     16. Captions. The captions or headings of this Agreement are for convenience of reference only, and in no way define, describe, extend or limit the scope of intent of this Agreement or the meaning or intent of any provision hereof.

     17.   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which counterparts shall be deemed an original, but all of which when taken together shall be deemed one original.

     18. Other Business of Quad-C. Quad-C and any of its officers, directors, partners, employees and affiliates may engage in or possess an interest in any other business venture of any kind, nature or description, independently or with others, whether or not such ventures are competitive with any Portfolio Company, notwithstanding that representatives of Quad-C or any of its affiliates are serving on the Boards of Directors of any Portfolio Company. Nothing in this Agreement shall be deemed to prohibit Quad-C and/or any of its officers, directors, partners, employees and affiliates from dealing, or otherwise engaging in business, with persons transacting business with any Portfolio Company. Sellers and their affiliates shall not have any rights or obligations by virtue of this Agreement or the Purchase Agreements, in or to any independent venture of Quad-C and/or any of its officers, directors, partners, employees and affiliates, or the income or profits or losses or distributions derived therefrom , and such venture shall not be deemed wrongful or improper even if competitive with the business of any Portfolio Company.

     IN WITNESS WHEREOF, the parties have caused this instrument to be executed as of the day and year first above written.


                                 QUAD-C MANAGEMENT, INC.

                                 By: /s/ Gary A. Binning
                                     -------------------------------------------
                                 Name: Gary A. Binning
                                 Title: Vice President


                                 PARIBAS PRINCIPAL, INC.

                                 By: /s/ Steve Alexander
                                     -------------------------------------------
                                 Name: Steve Alexander
                                 Title: President


                                 PARIBAS NORTH AMERICA, INC.

                                 By: /s/ Donna Kiernam
                                     -------------------------------------------
                                 Name: Donna Kiernam
                                 Title: Chief Financial Officer


                                 QCP INVESTORS, LLC

                                 By: Quad-C Partners V, L.P., its sole member

                                 By: Quad-C Advisors V, LLC, its general partner



                                 By: /s/ Gary A. Binning
                                     -------------------------------------------
                                 Name: Gary A. Binning
                                 Title: Vice President


                                 QCP INVESTORS II, LLC

                                 By: /s/ Gary A. Binning
                                     -------------------------------------------
                                 Name: Gary A. Binning
                                 Title: Vice President

                                   SCHEDULE 1

Quad-C Assets:

Portfolio Company      Stock                   Warrants       Subordinated Notes

                                    ***
Staff Leasing, Inc.  212,500 Shares of     499,185 Warrants to       None
                     Common Stock, par     purchase 499,185
                     value $.01 per share  Shares of Common
                                           Stock, par value
                                           $.01 per share

                                   SCHEDULE 1

Assets:

Portfolio Company      Stock                   Warrants       Subordinated Notes

                                       ***
Staff Leasing, Inc.  212,500 Shares of     499,185 Warrants to       None
                     Common Stock, par     purchase 499,185
                     value $.01 per        Shares of Common
                     share(3)              Stock, par value
                                           $.01 per share

----------
(3)Owned by PNA

                                   SCHEDULE 2

                                       ***

                                   SCHEDULE 3

                                       ***

                                   SCHEDULE 4


Portfolio Company                                       Fees
                                       ***
Staff Leasing, Inc.                                     N/A

                                  SCHEDULE 4(a)

                                       ***